

November 18, 2011

Via E-Mail
Ronald Sege
President & Chief Executive Officer
Echelon Corporation
550 Meridian Avenue
San Jose, CA 95126

>   **Re:** **Echelon Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 16, 2011**
>   **File No. 000-29748**

Dear Mr. Sege:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. To the extent material, the business, risk factor and management's discussion sections should provide specific quantitative and qualitative disclosure about regulatory matters and the effects they had and may have upon you. Pages 11, 16 and 26 contain generalized references to the possibility that regulatory issues may affect your operations. However, you do not identify specific regulatory concerns or discuss the effects of regulations had on your operations and results. For example, performance under the Duke Energy agreement for ECoS was dependent, in part, on the utility receiving certain approvals in Indiana and Kentucky, but that this issue and the effect it had does not

appear to be discussed. Similarly, you do not provide reasonably detailed disclosure of the approvals necessary, for example, to be able to provide your products in specific markets. In your response letter and with a view to future disclosure, please provide your analysis of the extent to which specific regulations are material to you or have had material effects on your operations. For example, tell us whether the failure by Duke Energy to receive the regulatory approvals from Indiana for smart meters and similar technology led it to cancel a $14.5 million order for ECoS.

2.   In your response letter and with a view to disclosure in future filings, please describe the rights and obligations imposed by your material value added reseller agreements, international distributor agreements and direct sale customer arrangements. In particular, we note that Etel and EBY contributed material portions of your revenues in each of the last two years; however, the terms of the arrangements with those significant customers are unclear. Although you have filed Exhibits 10.17 and 10.5, it is unclear whether the terms included in those exhibits govern the relationships with principal customers or your distribution chain relationships generally. It is also unclear how much control or influence you have over the operations of your resellers and distributors.

Liquidity and Capital Resources, page 40

3.   We note your discussion on page 74 regarding the $8.2 million of undistributed earnings of your foreign subsidiaries that you consider to be permanently reinvested and for which no taxes have been provided. Tell us the amount of cash and cash equivalents and short-term investments that were held outside the United States at year-end. Also, tell us your consideration to disclose such amounts and the amounts, if any that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Part III Information Incorporated by Reference to Schedule 14A Filed on April 14, 2011

Executive Compensation, page 27

4.   Please confirm in future filings that you will provide a description and an analysis of the effect of individual performance for each executive officer for each relevant component of their compensation. On page 32 of your proxy statement, for example, you only discuss individual performance criteria as to your named executive officers' compensation as a whole and only provide an individualized discussion for your CEO. See Item 402(b)(2)(vii) of Regulation S-K.

5.   We are unable to locate your employment agreement for Mr. Ronald Sege. Please advise us the location of this employment agreement, or advise us why it has not been filed pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mark Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief